EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Spectranetics Corporation:

We consent to the use of our report dated February 26, 2016, with respect to the consolidated balance sheets of The Spectranetics Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement Schedule II — Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the amended registration statement on Form S-3 and related prospectus.

/s/ KPMG LLP

Denver, Colorado
March 2, 2016